March 5, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:	Soupman, Inc.
Form 10-K for Fiscal Year Ended August 31, 2012 filed December 14, 2012
Form 10-Q for Fiscal Quarter Ended November 30, 2012
File No. 0-53943

Dear Mr. Thompson:

Thank you for your February 4, 2013 letter regarding Soupman, Inc. (“Soupman”).  Enclosed for your review, we hereby submit a letter responding to your comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

1.           We note your disclosure in the first paragraph on page 17 that cost of sales includes fees for slotting and promotion for the new Tetra pack, which conflicts with your revenue recognition accounting policy disclosed on page 27.  Please clarify your disclosure or otherwise advise.

Response: We do not believe our revenue recognition policy is in conflict with our treatment of slotting fees. Our recognition policy states that slotting fees are netted against soup sales. Our slotting fees apply only to the current accounting period and therefore have been netted against sales per ASC 605-50.

2.           Please provide an analysis of the factors that caused the increase in cost of sales and cost of sales as a percentage of revenues in your discussion of cost of sales on page 17.  Please also please provide an analysis of the underlying reasons for the decrease in operating expenses.  In addition, please discuss any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on sales or income from continuing operations.  Please refer to Item 302(a) of Regulation S-K.

Response: Our cost of sales as a percentage of revenue increased approximately 5% for the year ended August 31, 2012 as compared to the year ended August 31, 2011 primarily due to slotting fees of approximately $139,000 in 2012; we had no slotting fees in 2011. Our year-over-year overall cost of sales as a percentage of revenue also increased due to changes in our pricing model offset slightly by an increase in freight costs from approximately 3% to approximately 6% of total revenues.

Our operating expenses decreased by approximately $1,524,000 due primarily to an approximate $1,836,000 decrease in expenses related to stock based compensation offset by slight increases in payroll, promotions, royalties, and insurance expenses.

There were no unusual or infrequent events or transactions, or significant economic changes that materially affected the amount of reported income from continuing operations and nor is the Company aware of any known uncertainties that it reasonably expects will have a material impact on sales or income from continuing operations, other than in the normal course of business such as seasonality or as otherwise described in our Annual Report in Part I — Item 1A — Risk Factors.

United States Securities
 and Exchange Commission
March 5, 2013

3.           We note that you state you “do not have sufficient cash to operate [your] business at the current level for the next twelve months . . .” Please discuss how you will fund operations in the coming months, how many months you can expect to continue to fund operations without further funding, and quantify the amount of funding you will need to raise over the next 12 months to continue in business.

Response: Please note that subsequent to the filing of our Annual Report on Form 10-K, we have raised $103,500 from the issuance of a convertible note, and will receive an additional $75,000 we expect by the end of this week from the issuance of a second convertible note, which we believe will be sufficient to support our operations for the next two months.

We will amend our filing to include the following disclosure:

“We are currently seeking additional funding from investors as well as an investment bank for an operating line of credit secured by receivables and inventory.  In 2013, we raised $178,500 from the issuance of two convertible notes, which we believe will be sufficient to support our operations for the next two months. While we will require approximately $6,000,000 to implement our full business strategy, we believe that if we are able to raise no less than $1,500,000, it will be sufficient to support our operations for the next 12 months.”

4.           We also note your disclosure that you have insufficient cash to achieve your business goals.  Please discuss whether you have any plans to change your operations or business plan in light of your liquidity and the anticipated impact any such changes would have on your revenues, income and liquidity.  See Item 303(a)(1) of Regulation S-K.

Response: Please see our response to comment number 3.  We will add the following disclosure to our amended Annual Report on Form 10-K/A.

“If we are unable to raise the entire $6,000,000, we will be forced to reduce our marketing and promotion efforts unless current sales increase enough to support implementing our full business plan.  Due to the fact that we use co-packers to manufacture our products, have no bricks and mortar, rent very modest space and only have 10 full time employees, our fixed costs are minimal and will remain unchanged regardless of how much money we are able to raise.”

United States Securities
 and Exchange Commission
March 5, 2013

5.           Please tell us your basis in GAAP for classifying allowances taken on notes and accounts receivable from franchisees, including those due from related parties, and gains from the write-off of accounts payable and sale of equipment as other income (expense) as opposed to classifying such charges and credits in loss from operations.

Response: We will reclassify these expenses as operating expenses on a going forward basis and in an amendment to our Annual Report on Form 10-K/A for the year ended August 31, 2012.

6.           Please tell us your consideration of providing the disclosures required by ASC 205-20-50-1 with respect to discontinued operations.

Response:  Below we have outlined our analysis and presentation of the required information.

ASC 205-20-50-1  The following shall be disclosed in the notes to financial statements that cover the period in which a long-lived asset ( disposal group) either has been sold or is classified as held for sale under the requirements of paragraph 360-10-45-9:

a.  A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group.

In Note 1 of the Notes, we disclosed that on December 15, 2010, the Company ceased its art sales business; as a result, the company removed the assets and liabilities from its financial statements and reported the change in assets – net (totaling $551) in the cash flow statements.

b. The gain or loss recognized in accordance with paragraphs 360-10-35-40 : and 360-10-40-5 : and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss.

For the year ended August 31, 2011, the Company reported the loss from discontinued operations in its statement of operations.

c. If applicable, amounts of revenue and pretax profit or loss reported in discontinued operations.

For the year ended August 31, 2011, the Company reported the loss from discontinued operations in its statement of operations.

d. If applicable, the segment in which the long-lived asset (disposal group) is reported under Topic 280:

We do not believe this is applicable in the present case.

United States Securities
 and Exchange Commission
March 5, 2013

7.           We note that you issued warrants as debt issue costs during fiscal 2012.  Please tell us whether this transaction is disclosed in the notes to financial statements.  If not, tell us your consideration of disclosing the transaction and how the fair value of the warrants was determined.  In addition, please file the warrant agreement as an exhibit to your Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Response:  For the year ended August 31, 2012 and the quarterly period ended November 30, 2012, our total debt issue cost is made up of cash and the fair value of warrants. The total debt issue costs (which is $204,346 and $76,946, respectively, for the year ended August 31, 2012 and the quarterly period ended November 30, 2012) is disclosed in Note 8(B) of each of our Notes to the Consolidated Financial Statements (the “Notes”). The fair value of the warrants issued and recorded as debt issue costs (which is $126,346 and $40,466, respectively for the same periods) is disclosed in each of our Statements of Equity, while the net amount of cash paid ($66,000 and $36,480 respectively for the same periods) is disclosed in each of our Statements of Cash Flow. The fair value of the warrants issued was calculated using the Black-Scholes pricing model, which is disclosed in our discussion of share-based payments in Note 3 of each of our Notes.

Notwithstanding, we will modify Note 8(B) of the Notes to show the above breakdown of the debt issue costs and file a copy of the warrant agreement for any warrants issued as debt issue costs in an amendment to our Annual Report filed on form 10-K/A.

8.           Please provide us your analysis supporting your conclusion that Soup Kitchen International, Inc. is a variable interest entity and why it would be subject to consolidation in compliance with ASC 810-10.  In doing so, please provide your assessment of the characteristics of your variable interests in the VIE as well as other variable interest holders and explain to us why you have the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In addition, please tell us how the chapter 7 petition for involuntary bankruptcy filed against Soup Kitchen impacts your conclusion to consolidate Soup Kitchen or otherwise direct its activities and absorb losses or receive benefits.

Further, it appears that at inception of the guarantee there was a high likelihood that you would be required to pay the secured debt of Soup Kitchen and a low likelihood that you would not be required to make any payment.  Please tell us your consideration of recognizing a liability for the probable loss in accordance with ASC 450-20 in the event VIE accounting is not deemed applicable.

Response:  We are continuing to review your comments and will respond under separate cover on or before March 8, 2013; our delay in responding stems from the fact that our original consolidation of the VIE was done with one audit firm, our subsequent annual and quarterly reports with another, and our most current quarterly report with a third firm, and coordinating responses from them has taken longer than expected.

United States Securities
 and Exchange Commission
March 5, 2013

9.	Please tell us your consideration of disclosing the information required by ASC 810-10-50-2AA, ASC 810-10-50-3 and ASC 810-1-50-5A.

Response:  We are continuing to review your comments and will respond under separate cover on or before March 8, 2013; our delay in responding stems from the fact that our original consolidation of the VIE was done with one audit firm, our subsequent annual and quarterly reports with another, and our most current quarterly report with a third firm, and coordinating opinions from them has taken longer than expected.

10.	Please tell us in detail how you determined the loss on the extinguishment of the debt.

Response:  We determined the loss on extinguishment of debt based on the guidance in ASC 470-50. The Company determined that the present value of the cash flows associated with the new convertible debt and warrant instruments exceeded the present value of the old convertible debt and warrants by more than 10%, which resulted in the application of extinguishment accounting.

We determined the present value of the old convertible debt by adding the remaining balance of the original convertible debt to the value of the warrants at the date of extinguishment.  We determined the present value of the new convertible debt by adding the new amount of the convertible debt to the value of the new warrants at the date of extinguishment. We then subtracted the original value from the new value and reported it as a loss on the extinguishment of debt.

United States Securities
 and Exchange Commission
March 5, 2013

We utilized the Black-Scholes pricing model in determining the value of the warrants, which is disclosed in our discussion of share-based payments in Note 3 of each of our Notes.

11.           Please tell us how you are accounting for the stock options issued to the consultant disclosed in the first paragraph and why your accounting complies with ASC 505-50.

Response: ASC 505-50-05-5 requires all nonemployee transactions, in which goods or services are the consideration received in exchange for equity instruments, to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. We utilized the Black-Scholes pricing model to determine the value of the underlying shares on grant date as set out management’s assumption is creating this valuation in Note 12(C) to the Notes; we also expensed only what was vested during the year(s) then ended. Options based on revenues are expensed using Black-Scholes when each revenue tranche has been met.

12.           Please tell us how you are accounting for the obligations to issue stock-based awards to your Chairman and the consultant disclosed in the last two paragraphs, and why your accounting complies with ASC 718 or ASC 505-50.

Response: Shares to be issued to our Chairman were valued using our closing stock price on the date of the agreement and are being expensed over the term of the agreement.   For the year ended August 31, 2012, we recorded $46,630 as an expense towards these shares; for the three months ended November 30, 2012 we recorded a $139,890 expense.

The 367,107 shares to be paid to the consultant are part of a 1-year agreement, which calls for the issuance of 33,333 shares per month; at August 31, 2012, the agreement had approximately 11 months remaining. We record an expense each month based on our closing stock price on the anniversary day of the agreement.

United States Securities
 and Exchange Commission
March 5, 2013

13.           We understand that you accounted for the acquisition of OSM as a transaction between entities under common control recognizing the assets and liabilities acquired at their carrying amounts.  If our understanding is correct, please tell us:

☐	how you determined that PPOR and OSM were under common control;

☐	whether the Chairmen held more than 50% of the voting ownership interest in each entity; and

☐	why you did not present your financial statements in accordance with the guidance in ASC 805-50-45.

In addition, it appears that the shareholders of OSM have voting and operating control of the combined entity. As such, please tell us your consideration of accounting for the transaction as a reverse recapitalization equivalent to the issuance of stock by OSM for the net monetary assets of PPOR accompanied by a recapitalization of OSM.

Response:  We are continuing to review your comments and will respond under separate cover on or before March 8, 2013; our delay in responding stems from the fact that our original accounting of this transaction was done with one audit firm, our subsequent annual and quarterly reports with another, and our most current quarterly report with a third firm, and coordinating opinions from them has taken longer than expected.

14.           Please provide the disclosures required by Item 308(a)(1) and (3) of Regulation S-K.

Response: Please refer to the second paragraph on page 43 of the Annual Report on Form 10-K filed on December 14, 2012 where we state that “The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls.”  We will add the following disclosure to the end of the sentence discussing the fact that the disclosure controls were ineffective:  “Based upon their evaluation, the PEO and PFO have concluded that the Company’s internal controls over financial reporting were ineffective as of August 31, 2012.”

United States Securities
 and Exchange Commission
March 5, 2013

15.           We note that the salaries of your named executive officers increased in 2012.  Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table, such as the reasons for these increases and the material terms of the employment agreements of your named executive officers.  In this regard, we note your disclosure in the first paragraph on page 8 that you have entered into written employment agreements with your executive officers.  See Item 402(o) of Regulation S-K.  Please also file your employment agreements as exhibits to your Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Response: The Officers listed are all covered by employment agreements which contractually obligate the Company to provide such increases in 2012.  Please note we will amend the Annual Report on Form 10-K for the year ended August 31, 2012 to include to include copies of these agreements as exhibits to the filing as well as to add the following disclosure:

On September 1, 2010, The Original Soupman, Inc. and Arnold Casale entered into a three year employment agreement pursuant to which Mr. Casale was appointed as its Chairman and Chief Executive Officer.  Pursuant to the Employment Agreement, Mr. Casale will be entitled to an annual base salary of $150,000, $175,000 and $200,000 for each of Year 1, Year 2 and Year 3 of the Agreement, of which $100,000 shall be payable annually and the balance in cash so long as the company has cash reserves of over $750,000 in the bank.   If cash reserves in the bank do not exceed $750,000, the balance shall be paid in stock.  Mr. Casale is entitled to a monthly car allowance of $600 per month as well as medical insurance and other benefits available to other employees.  In addition, Mr. Casale was granted cashless options to purchase 250,000 shares of common stock at an exercise price of ten cents per share, of which 100,000 vested on the first day of Year 1, and 75,000 vested on the first day of Year 2 and Year 3.  The Agreement provides for termination only for cause during the first year and thereafter for any reason upon 90 days notice.

On September 1, 2010, The Original Soupman, Inc. and Robert Bertrand entered into a three year employment agreement pursuant to which Mr. Bertrand was appointed as its President and Chief Financial Officer.  Pursuant to the Employment Agreement, Mr. Bertrand will be entitled to an annual base salary of $150,000, $160,000 and $170,000 for each of Year 1, Year 2 and Year 3 of the Agreement, of which $100,000 shall be payable annually and the balance in cash so long as the company has cash reserves of over $750,000 in the bank.   If cash reserves in the bank do not exceed $750,000, the balance shall be paid in stock.  Mr. Bertrand is entitled to a monthly car allowance of $600 per month as well as medical insurance and other benefits available to other employees.  In addition, Mr. Bertrand was granted cashless options to purchase 250,000 shares of common stock at an exercise price of ten cents per share, of which 100,000 vested on the first day of Year 1, and 75,000 vested on the first day of Year 2 and Year 3.  The Agreement provides for termination only for cause during the first year and thereafter for any reason upon 90 days notice.

On September 1, 2010, The Original Soupman, Inc. and Daniel Rubano entered into a three year employment agreement pursuant to which Mr. Rubano was appointed as its Senior Vice President- Franchise Development.  Pursuant to the Employment Agreement, Mr. Rubano will be entitled to an annual base salary of $25,000, $45,000 and $70,000 for each of Year 1, Year 2 and Year 3 of the Agreement.  Mr. Rubano is entitled to a monthly car allowance of $400 per month as well as medical insurance and other benefits available to other employees.  In addition, Mr. Rubano was granted cashless options to purchase 250,000 shares of common stock at an exercise price of ten cents per share, of which 100,000 vested on the first day of Year 1, and 75,000 vested on the first day of Year 2 and Year 3.  The Agreement provides for termination only for cause during the first year and thereafter for any reason upon 90 days notice.

United States Securities
 and Exchange Commission
March 5, 2013

16.           Please revise to disclose the information required by Item 404 of Regulation S-K.  We note, by way of example, the disclosure in Note 6 to your financial statements.

Response: The Company has advanced funds to certain related-party franchisees to complete renovations and help with operating expenses in better performing locations. Related parties who own these franchisees are the Senior VP of Franchise Development and a family member of one of the Company’s subsidiaries executive officers. On November 1, 2011, the Company executed 7% notes receivable with these franchisees for $485,772, maturing on October 31, 2018.

Monthly interest only payments from the franchisees are approximately $4,100, until November 1, 2012, when the franchisees will begin to pay principal and interest. The aggregate monthly principal and interest payments will be approximately $12,000, unless the location is closed or sold, at which time, the note will become due.

The Company has recorded a $485,772 reserve against these notes in their entirety as of August 31, 2012 due to the uncertainty of future collections based on the poor performance and poor cash flows generated at franchise locations.

We will amend the Annual Report on Form 10-K/A for the year ended August 31, 2012 to add the following disclosure to Item 13:

United States Securities
 and Exchange Commission
March 5, 2013

17.           We note your disclosure under the heading “Equity Compensation Plan” on page 13 and the related S-8 (File No. 333-172060) filed on February 4, 2011.  We also note that you did not file the consent of your independent registered public accounting firm as an exhibit to your annual report.  Please amend your annual report to file the consent or tell us why this is not required.  See Item 601 of Regulation S-K.  For additional guidance, you also may refer to Financial Reporting Manual Item 4810.4 available on our website at www.sec.gov.

Response: We are requesting a copy of the consent from the prior independent registered public accounting firm and will amend the Annual Report on Form 10-K/A for the year ended August 31, 2012 to include the consent

18.           Please address the above comments in future filings to the extent applicable.

Response: We will address all of the above in future filings as applicable.

19.           Please tell us the nature of the reclassifications of prior period amounts to conform to the current period presentation.  We are particularly interested in understanding the reclassification of a portion of net debt outstanding at August 31, 2012 to account payable and accrued liabilities.  In addition, we note your disclosure that the reclassifications included the restatement previously mentioned.  We are unable to locate any disclosure of the restatement.  Please advise.

Response: In our Annual Report for the year ended August 31, 2012, we recorded accrued interest as part of our debt; for the quarter ended November 30, 2012 we reported the debt and accrued interest separately; therefore we reclassified our year end 2012 comparative numbers to conform to our quarterly presentation.

There was no restatement. This was a typographical error.

United States Securities
 and Exchange Commission
March 5, 2013

20.           You disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.  As such, your principal executive and principal financial officers should conclude, if true, your disclosure controls and procedures are effective at the reasonable assurance level.  Refer to Item 307 of Regulation S-K and revise your disclosure in future filings.  In addition, please confirm to us your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Response: We will amend the Quarterly Report on Form 10-Q/A for the quarter ended November 30, 2012 to include a statement that the principal executive and principal financial officer will state that they conclude that the procedures are effective at the reasonable assurance level and we will include such a statement in future filings, assuming that that statement is true.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

Arnold Casale
CEO, Soupman, Inc.

Enclosures
cc: Gracin & Marlow